UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Potiguar Cluster

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Rio de Janeiro, June 7, 2023 - Petróleo Brasileiro S.A. - Petrobras, following up on the releases disclosed on 01/31/2022 and 05/19/2023, informs that, after compliance with all the precedent conditions provided for in the binding contract signed on 01/31/2022, concluded today the transfer of its total stake (100%) in the set of 20 concessions of onshore and shallow water production fields, with integrated facilities, located in the state of Rio Grande do Norte - RN, jointly called Potiguar Cluster, to the company 3R Potiguar S.A. (3R).

The operation was concluded with the upfront payment of US$ 1.1 billion to Petrobras, with the adjustments foreseen in the contract. The amount received today is in addition to the US$ 110.0 million paid to Petrobras when the contract was signed on 01/31/2022. In addition to this amount, Petrobras is expected to receive US$ 235.0 million, which will be paid in four annual installments of US$ 58.75 million, starting in March 2024.

With the conclusion of the assignment, 3R assumes the condition of operator of the Potiguar Cluster fields and other production infrastructure.

This disclosure is in accordance with Petrobras' internal rules and the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

The Potiguar Cluster accounts for less than 1% of the total oil production of Petrobras, which will continue in Rio Grande do Norte investing in projects with great potential for future growth, such as the exploration of the Equatorial Margin in the Potiguar Basin (where the company holds stakes in 5 exploration blocks and has a commitment to drill the well to delimit the Pitu discovery) and the evaluation of offshore wind farm projects, such as Colibri, in partnership with Equinor.

About Potiguar Cluster

The Potiguar Cluster comprises three subclusters (Canto do Amaro, Alto do Rodrigues and Ubarana), totaling 20 concessions, of which 3 are offshore concessions and 17 are onshore concessions located in Rio Grande do Norte, and includes access to infrastructure for processing, refining, logistics, storage, transportation and outflow of oil and natural gas. The Ubarana subcluster concessions are located in shallow waters, between 10 and 22 km off the coast of the municipality of Guamaré-RN. The other concessions of the Canto do Amaro and Alto do Rodrigues subclusters are onshore.

The average production of the Potiguar Cluster in 2023 was 16.5 thousand barrels of oil per day (bpd) and 37.3 thousand m³/day of natural gas. In addition to the concessions and their production facilities, the Guamaré Industrial Assets are included in the transaction, including the oil treatment plant, natural gas processing units, the jet fuel and diesel unit, and the Guamaré Waterway Terminal.

About 3R Potiguar S.A

3R Potiguar S.A. is a company focused on the redevelopment of mature and producing fields, controlled by 3R Petroleum Óleo e Gás S.A. (3R Petroleum), a company listed on the Novo Mercado of the Brazilian stock exchange.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer